

Mail Stop 3561

April 24, 2017

Via Email
Mr. David M. Denton
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

> **Re:** **CVS Health Corporation**
> **Form 10-K for the year ended December 31, 2016**
> **Response Dated April 3, 2017**
> **File No. 1-01011**

Dear Mr. Denton:

     We have reviewed your April 3, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment are to the comment in our March 27, 2017 letter.

Annual Report on Form 10-K
Exhibit 13
Notes to Consolidated Financial Statements
Note 6 Leases, page 52

1. We have reviewed your response to comment 1 and require further information to evaluate your response. Please provide the following information with respect to your leasing arrangements for the pharmacy and clinic space within Target stores:

- The non-cancellable lease terms of these arrangements. If these vary by location, please tell us the range of non-cancellation lease terms and the average of this range.

- The estimated remaining economic lives of the underlying Target store buildings in which the pharmacy and clinic space is located. Also, please explain how you determined these estimated remaining economic lives.

- The business reasons for entering into leases with non-cancellable terms in excess of the remaining economic lives of the underlying assets.

- The existence of any conditions, options or obligations within the lease arrangements that will be exercisable at the end of the remaining economic lives of the Target buildings.

- Whether Target is obligated to provide replacement assets under the agreements at the end of the remaining economic lives of the buildings. Also, please indicate whether Target is required to make any significant structural improvements to the leased assets at any point during the contractual lease terms.

- Whether there is an ability to terminate the lease upon the end of the economic life of the Target buildings either with or without penalty. Also, if there is a penalty, please explain how this amount is determined.

- Any other pertinent lease terms or provisions which you believe are relevant to your analysis and conclusions.

Also, please tell us the authoritative guidance you are using to conclude that the lease term is the remaining economic life of the asset and not the fixed noncancelable lease term as defined in ASC 840-30-20. In addition, explain in further detail why you believe it is appropriate to account for the $1.7 billion of lease payments due in periods beyond the economic lives of the leased assets as lease modifications or extensions pursuant to the guidance in ASC 840-30-35-15 through 35-20. Since it is unclear what changes in lease terms will occur at that time, please explain the basis for your conclusions.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining